                           Filed by Public Service Enterprise Group Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)





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[PSEG LOGO]

Outlook
--------------------------------------------------------------------------------
DECEMBER 2004      Special Merger Edition
--------------------------------------------------------------------------------

New Company
Key Facts (pro forma)

    Company Name:
    Exelon Electric & Gas

    Headquarters:
    Chicago, IL

    Total assets:
    $79 billion (approx.)

    US Generation assets:
    52,000 MW (approx.)

    Combined 2003 Revenues:
    $26.9 billion

    Employees:
    28,000 (approx.)

    Customers:
    7 million electric
    2 million natural gas


Exelon and Public Service Enterprise
Group agree to historic merger

     Exelon and PSEG have announced that they have entered into a merger agreement to combine to create Exelon Electric & Gas, the nation's largest utility. The merger will create a combined company with total assets of approximately $79 billion serving three major metropolitan areas, more than 7 million retail electric customers in Illinois, New Jersey and Pennsylvania, and more than 2 million gas customers in Pennsylvania and New Jersey. The combination will create an extraordinary utility system with enhanced safety, reliability and efficiency.

     Jim Ferland, Chairman, President and Chief Executive Officer of PSEG said, "This is a truly unique opportunity for two major companies. Exelon is the foremost leader in the nuclear generation business and will have an immediate positive impact on our operations. By contrast, we are highly regarded for our expertise in transmission and distribution operations and retail auctions, which will be a valuable addition to Exelon's business. John Rowe will bring a wealth of executive experience and success to the new and larger organization. He is a good, strong leader who understands how to accomplish what we both envision: the creation of the ideal business model for the utility industry. Together with the talented employees of both companies, John will build a new business that will grow shareholder value and serve all our constituencies well."

     John Rowe, Chairman, President and Chief Executive Officer of Exelon, said, "The combination of Exelon and PSEG is a compelling transaction that satisfies our stated criteria for a merger. It is accretive with excellent returns, it can be accomplished without compromising our financial integrity, and it combines the perfect mix of assets. With complementary skills and common regulatory frameworks in three competitive state jurisdictions within the same regional transmission organization, we can create additional scale and scope that will provide operational synergies well into the future. This combination is a natural next step on the part of two companies whose assets, geography and strategies complement one another and whose partnership history is already established."

     The merger is conditioned, among other things, upon the approvals by the shareholders of both companies and a number of regulatory approvals or reviews by federal and state energy authorities. This kind of regulatory process is not uncommon for a merger of this nature and both companies expect regulators to view the merger positively. It is expected that the transaction will close in 12-15 months.

     In addition, the two companies have entered into a nuclear operating services agreement starting in early 2005 whereby Exelon will provide assistance to PSEG at PSEG's nuclear facilities.


[MAP]                   Number of employees:
                        PSEG: 10,500 (approx.)
                        Exelon: 17,500 (approx.)
                        Exelon Electric & Gas:
                        28,000 (approx.)

               [EXELON LOGO]        [PSEG LOGO]
                 Electric Service     Electric Service
                 Territories          Territories

                 Gas Service          Gas Service
                 Territories          Territories





A letter to all PSEG Associates
from Jim Ferland

     I am pleased to announce some important news about our company's future. The Boards of Directors of both PSEG and Exelon have agreed to merge our companies to create the nation's preeminent electric and gas company serving more than 7 million electric and 2 million gas customers in three states. It will be the largest power generator in the country with some 52,000 MWs of domestic capacity. The new company will recognize and respect the long and successful history of PSEG and will take the most obvious strengths of both organizations to create the nation's premier utility and power generation businesses.

     The name of the new company will be Exelon Electric & Gas. This is a natural next step in a partnership that already exists through our co-ownership of Salem 1 and 2 as well as Peach Bottom Nuclear Station. The merger has all the right ingredients for consistent profitability and growth. It allows us to take advantage of increased scale and scope in both distribution and generation as well as PSEG's expertise in competitive markets. For our part, PSE&G is nationally recognized as having one of the best reliability and customer satisfaction performance records in the business. On the other hand, Exelon is recognized as one of the foremost nuclear operators in the world. The combined companies will have broader diversity in markets, in fuel mix, in dispatch flexibility and power marketing and trading opportunities.

     One key element of this transaction is our decision to sign a Nuclear Operating Services Contract with Exelon to take effect early in 2005. The Exelon nuclear management model has been implemented successfully across its entire nuclear fleet of 17 units and will now be applied to our nuclear assets as well. Exelon will operate Salem and Hope Creek under this service contract; however, PSEG will continue to be the NRC licensee with ultimate responsibility for all regulatory requirements.

     Until the merger is completed, which is expected to take from 12-15 months, each company will continue to function independently. During this time, a transition team made up of employees from both companies will be appointed. This team will use the next 12 months to analyze each other's operations and organization and then make recommendations for the organization of the new company.

     When Exelon Electric & Gas comes into existence, I will be the non-executive Chairman of the Board of the new company and serve in that capacity until my planned retirement in March 2007. John Rowe will be the President and CEO overseeing all operations. I've known and worked with John for some 20 years since we both headed utility companies in New England. He is a good, strong leader who understands the utility model of the future. He will build a new organization that will grow shareholder value and serve all our constituencies well. I assure you he will provide effective, thoughtful leadership.

     Newark will continue to be an important and central part of the new company. The headquarters of PSE&G will remain here as will the headquarters of the generation business. Moreover, our company's long-standing commitment to the communities we serve will not diminish. Our recent $5 million sponsorship of the PSEG Children's Specialized Hospital in New Brunswick is just the most recent example of our continued commitment to our children and their future.

     Change is always unsettling. However, with this agreement, PSEG has the opportunity to help create the premier utility and generation business in the nation. It is a smart, prudent choice for our shareholders because it will provide them an opportunity for consistent profitability and growth. It will be invisible to our millions of electric and gas customers who have come to depend on our safe, reliable, low-cost service.

     While we will seek to minimize the impact on our employees through attrition and retirement, there will be many who will be offered positions in other parts of a larger organization and find opportunities to advance their careers in many new ways. And there will be some employees who will be eligible to accept a separation plan.

     One last note: For more than 100 years, our customers in New Jersey have trusted us to supply them with essential gas and electric services. This will not change. While we are expanding our business horizons, we remain committed to our core business of over a century. PSE&G will continue to serve the needs of millions of energy customers in this state. Price, reliability and safe, high quality service will continue to be our hallmark.

     Your support has been essential to the success of PSEG -- and will continue to be -- as we strive to achieve even greater success in our new company.

Jim Ferland

Jim Ferland






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FREQUENTLY ASKED
MERGER QUESTIONS

1. How will employees be affected by this transaction? As with all such transactions or any change in an organization, we expect this transaction to impact certain areas of the new company. We expect near-term changes in PSEG's nuclear operations and more gradual changes in other areas. Employees should continue to conduct business as usual during the transition process.

2. Do you expect a reduction in staff as a result of this merger? Position reductions are estimated at approximately 5%, or approximately 1,400 positions, of the consolidated workforce of approximately 28,000 employees. We expect to offset this to the extent possible through retirements, normal attrition and by limiting future hiring. We are committed to communicating with employees and managing this process in a sensitive and fair manner.

3. Will an equal number of jobs be lost at both companies? Reductions will occur across the combined companies as headquarters and business unit organizations are rationalized and restructured. Impacts to specific locations will be managed, as much as reasonably possible, to provide for fair treatment of each affected group and facility, and we are committed to keeping employees up to date as decisions are made.

4. Will there be changes to my compensation and benefits? For the near term there will not be any changes. However, employee benefit programs do change periodically and that is likely to continue. Our Compensation and Benefits strategy will ensure that we continue to maintain competitive programs that enable the corporation to attract and retain employees.

5. What severance benefits will be provided? Employees who are separated from employment as a result of this transaction will be eligible for severance benefits under the applicable plan as in effect at the time of termination.

6. Specifically, how will union employees be affected by this transaction? The companies anticipate concluding their current collective bargaining negotiations without interruption. If there are any changes in the future, they will occur as a result of the collective bargaining process. All current collective bargaining agreements will be honored.

7. How will non-represented employees be affected? Part of the economic value of a transaction such as this comes in the synergies that result. In other words, fewer people are typically required to do the same work for a larger organization. Some positions will be eliminated, some will stay the same and others will continue, but may be located in other parts of the country.

8. What should employees be doing in the interim? Our employees are vital to the success of this merger. The most important thing employees can do is to perform their jobs safely and dedicate themselves to demonstrating their best effort in their day-to-day assignments. This is a time to thoughtfully plan for a variety of possibilities. Employees will be provided with a great deal of information over the next several days and weeks.

9. Will employees have to relocate as a result of the merger? Some positions may end up being located in parts of the country that are different from where they are currently located. We anticipate that selected employees will likely move between various corporate and operating locations.

10. If an employee does not want to relocate, what are the employee's options? Some employees may have to make hard decisions concerning relocation. We are taking this into consideration as we develop our new combined corporate structure. Employees who are asked to relocate and who decide not to may be eligible for severance benefits.

11. Where can I get more information about this merger? Both companies understand that this is a period of uncertainty and anxiety for employees. We are determined to make every effort to keep you well informed through our various communications programs as details emerge between now and closing. We will update the employee hotline frequently, we will make effective use of on-line communications, and we will look to our managers to share new information and answer your questions. Also, please log onto: http://inside.exeloncorp.com/orgs/home/ or PSEG's Information Central.





Short message to
employees from Exelon CEO

[PHOTO]

Dear PSEG Employee, I'm proud to take part in sharing today's exciting announcement with you. The combination of PSEG and Exelon to form Exelon Electric & Gas not only creates the nation's premier utility system, but also joins the talented workforces of two excellent organizations. Both Exelon and PSEG have histories of efficient service and great performance. With your commitment to continuing these practices, I believe we can make this a business combination that reaches its full potential.

I look forward to meeting as many of you as possible and to our bright future together as Exelon Electric & Gas.

John W. Rowe

John W. Rowe

Merger fact sheet

[Exelon LOGO]

NYSE Ticker: EXC
Company description: Exelon Corporation is one of the nation's largest electric utility companies with more than $15 billion in annual revenues. The company has one of the industry's largest portfolios of electric generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania, and gas to 460,000 customers in the Philadelphia area. Exelon is headquarted in Chicago, Illinois.

Key Financials:
Total Assets: $40 billion (approx.)
2003 Revenues: $15 billion
Employees: 17,500 (approx.)
Customers: 5.1 million electric, 460,000 gas

A Strategic Rationale for Merging:
o Dramatic positive impact on combined nuclear operations

- Tremendous opportunity to increase nuclear capacity

- World-class Exelon nuclear performance

o Complementary operations

- Contiguous service territories and expanded PJM footprint

- PSEG skills deliver improved T&D efficiency

- Improved balance in energy portfolio (electric & gas)

o Common regulatory framework

- All 3 states in transition to competition

- Positive impact from PSEG experience in NJ transition auction

o Enhanced base and scope provides increased financial strength, significant synergies, improved earnings consistency and more flexible operating system

Senior Management of the New Company:

o President and Chief Executive Officer: John W. Rowe

o Non-executive Chairman of the Board: E. James Ferland

Board of Directors of the New Company:
The new Exelon Electric & Gas board will be comprised of 12 members nominated by Exelon and 6 members nominated by PSEG.

[PSEG LOGO]

NYSE Ticker: PEG

Company description: PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues.

It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG.

Key Financials:
Total Assets: $28 billion (approx.)
2003 Revenues: $11.1 billion
Employees: 10,500 (approx.)
Customers: 2 million electric, 1.6 million gas





This newsletter includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding the benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this newsletter. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this newsletter.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.